March 7, 2008

Mail Stop 6010

Jianhua Wu
China Wind Systems, Inc.
No. 9 Yanyu Middle Road
Qianzhou Village Huisan District, Wuxi City
Jiangsu Province, China

>   **Re:**   **China Wind Systems, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed February 14, 2008**
>   **File No. 333-149255**

Dear Mr. Wu:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please revise your registration statement cover page to include the information required by the Form S-1 cover page.

2.   Please tell us why your prospectus cover page refers to China Wind Energy, Inc. It appears that you changed your name to China Wind Systems, Inc. in December 2007. Revise as appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 57

3.   Please revise to provide a discussion of liquidity and capital resources for the years ended December 31, 2006 and 2005 as required by Item 303 of Regulation S-X.

Consolidated Financial Statements for the year ended December 31, 2006

4.   Please update the financial statements as required by Rule 8-08 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-2

5.   We note that your independent registered public accounting firm is based in Florida while your principal operations are in China. Please respond to the following:

·   Tell us where your accounting records are located, including the language in which your accounting records are maintained and on what basis of GAAP.

·   With the assistance of your auditors, tell us where the audit fieldwork was performed (including who specifically performed that fieldwork). Describe the extent to which audit planning and fieldwork in China was performed by employees of your US based auditors. Identify any other audit firms participating in that planning and fieldwork, if any, and describe the extent of their participation in the audit.

·   If your auditors relied on the work of another accounting firm to perform work in China, please have your auditors tell us how they satisfied the relevant requirements of the PCAOB in determining that such reliance was appropriate, including how they determined that it was not necessary to make reference to the other firm in their audit report.

·   If the accounting records and supporting documents or audit working papers are not in English, please have your auditors tell us how they were able to read those documents.

·   Please describe your internal expertise with US GAAP; and, identify who at your company takes responsibility for determining how to apply US GAAP in preparing your financial statements. If your underlying accounting records were not maintained according to US GAAP, tell us who converted those records to US GAAP.

·   Overall, the response should clearly explain how the US based auditors were able to complete the audits of the Chinese operations.

Consolidated Balance Sheet, page F-3

6.   We see that you have only provided the balance sheet for the year ended December 31, 2006. Please tell us how you considered that under SEC Release No. 33-8876, Smaller Reporting Company Regulatory Relief and Simplification, smaller reporting companies are required to provide two years of comparative audited balance sheet data. Please refer to Rule 8-02 of Regulation S-X.

Consolidated Statement of Cash Flows, page F-6

7.   We see that you record the increase/decrease in amounts due from related parties
        as investing activities while the proceeds and repayments from related party
        advances are recorded as financing activities. Please clarify the difference
        between these two line items and tell us why the classification is appropriate by
        reference to paragraphs 16-20 of SFAS 95.

Note 1. Organization and Summary of Significant Accounting Policies

Basis of Presentation, page F-8

8.   Regarding the consolidation of Dyeing and Electric under the provisions of FIN
        46, please tell us the following:

        ·   How you concluded that you are the primary beneficiary of Dyeing and
            Electric and that it was appropriate to consolidate these operations in your
            financial statements. Please provide us with your FIN 46 analysis.

        ·   How you account for the noncontrolling interests of the consolidated variable
            interest entities.

        ·   Where you have provided the disclosures required by paragraph 23 of FIN 46.

Revenue Recognition, page F-11

9.   Please revise your revenue recognition policy footnote to be specific to your
        products and services. In that regard, you should discuss the different revenue
        recognition criteria for both Huayang Dyeing and Huayang Electrical, including
        the following:
        ·   When title passes for equipment,
        ·   Billing and payment arrangements,
        ·   Refund and return provisions,
        ·   Post-shipment obligations,
        ·   Customer acceptance provisions, and
        ·   Warranties and post-installation obligations.

10.   Please also revise to discuss if your revenue recognition policy differs when you
        design and manufacture specialty equipment made to customers' specifications, as
        discussed on page 33.

11.   Additionally, please tell us the typical nature, terms and steps involved in
        completion of a sales arrangement with a customer. In that regard, please
        describe the process of acquiring and installing your products, including a
        timeline of typical steps and the extent of assembly effort for equipment and the
        system as a whole, including who performs those steps. Your written response

should fully explain the steps you undertake to complete the contractual
arrangements through which you generate revenue.

12.   Please also revise to discuss your revenue recognition policy for sales of services,
as applicable.

13.   We see from page 40 that you provide one year of maintenance and repair service
for all of your products "free of charge." Please tell us how you account for this
service and your consideration of whether this represents a multi-element
arrangement under EITF 00-21.

Note 6. Related Party Transactions, page F-15

14.   We reference the disclosure on page 66 that Lihua Tang has two bank accounts
that were assigned to you. We see that the balance in the accounts are being
reflected as due from related parties on the balance sheet. Please tell us why this
classification is appropriate. Revise your disclosures to clearly explain the
arrangement with Lihua Tang. Please clarify whether the money used out of the
bank account must be paid back to Lihua Tang or if the amount of cash being
used by the company is considered a cash contribution from Lihua Tang. The
disclosure should clearly indicate the basis for your accounting treatment.

Note 7. Income Taxes, page F-16

15.   Please tell us where you have provided the disclosures required by paragraphs 43
– 49 of SFAS 109, as applicable.

Note 10. Statutory Reserves, page F-18

16.   We see that statutory reserves are included within retained earnings. Please tell us
why you have not presented statutory reserves as a separate caption within your
statement of stockholder's equity. Please refer to Rule 5-02(31) of Regulation S-
X.

Unaudited Consolidated Financial Statements for the nine months ended September 30,
2007

Note 7. Income Taxes, page F-31

17.   Please tell us the basis for the recognition of income for the $6 million reversal of
the tax accrual. Clarify why this was not recorded in Income Taxes.

18.   Please revise to provide the disclosures required by paragraphs 20 – 21 of FIN 48.

Note 11. Subsequent Events, page F-33

19.   We see that under the purchase agreement you are required to meet certain
        conditions, including appointing independent directors, have a qualified chief
        financial officer and have an audit committee prior to February 11, 2008 or
        February 13, 2008, as applicable, or you will be required to pay liquidated
        damages. We also see that you have registration rights agreement covering the
        common stock issuable upon conversion of the series A preferred stock and
        exercise of warrants. Please update this footnote to disclose whether these
        requirements have been met or, if not, the amount of liquidated damages that were
        recorded related to these conditions. Refer to SFAS 5 and FSP EITF 00-19-2, as
        applicable.

20.   We see that you issued convertible subordinated notes in November 2007 which
        are convertible into common stock and warrants or Series A preferred stock and
        warrants once the restated certificate of incorporation is filed. We note that the
        conversion price of the preferred stock and the exercise price of the warrants reset
        if you sell securities at a price lower less than the conversion or exercise price. In
        addition, we see from page 25 that the exercise price of the warrants is adjusted if
        the company does not meet certain levels of pre-tax income for 2007 and 2008.
        We also note that the preferred stock and warrants, once converted, would be held
        in escrow and will only be released under certain conditions. Please disclose all
        material terms and conditions of the preferred stock and warrants, including the
        formula used to determine the adjustment to the price of the shares and warrants.
        In addition, tell us how you plan to account for the convertible notes and
        underlying preferred stock and warrants. In this regard, as applicable, please refer
        to the guidance provided in SFAS 133, SFAS 150, EITF 00-19, FSP EITF 00-19-
        2 and the Division of Corporation Finance's Current Accounting and Disclosure
        Issues Outline available on www.sec.gov.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comment and provides any requested information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 with any questions.

Sincerely,

Brian Cascio
Branch Chief

cc: (via fax)   Asher S. Levitsky P.C., Esq.